EXHIBIT 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Golden Matrix Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$54,048,648.00(i)	$.00014760	$7,977.58(ii)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$54,048,648.00
Total Fees Due for Filing			$7,977.58
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$7,977.58

(i)

The Proposed Maximum Aggregate Value of Transaction is calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and equals the book value of the securities of (1) Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia; (2) Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro; (3) Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta; and (4) Meridian Gaming (Cy) Ltd, a company formed and registered in the republic of Cyprus (collectively, the “Meridian Companies”), being acquired by Golden Matrix Group, Inc. (as reflected in the Unaudited Consolidated Balance Sheet of the Meridian Companies as of June 30, 2023), which totals 51,105,000 Euros, and was converted to United States dollars, based on a conversion ratio of 1 Euro to 1.0576 United States dollars, as of October 17, 2023.

(ii)	In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the Proposed Maximum Aggregate Value of Transaction by $.00014760.